UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40724

RIDGETECH, INC.
(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province, People’s Republic of China, 310018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Ridgetech, Inc. (formerly known as China Jo-Jo Drugstores, Inc.), a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Completion of Capital Reduction and Share Subdivision.

As previously disclosed, at the Company’s annual general meeting of shareholders (the “Annual Meeting”) held on February 25, 2025, the shareholders of the Company approved, among others, by a special resolution that the par value of each issued, ordinary share of the Company be reduced from US$0.24 to US$0.001 by cancelling the paid-up capital to the extent of the difference between US$0.24 and such new par value (the “Capital Reduction”), and immediately following the Capital Reduction, each of the authorized but unissued ordinary shares of the Company of par value of US$0.24 be sub-divided (the “Share Subdivision”) into 240 new ordinary shares of par value of US$0.001 each, subject to an order by the Grand Court of the Cayman Islands (the “Grand Court”) confirming the Capital Reduction and certain other conditions set forth in the proxy statement provided to shareholders for the Annual Meeting. The shareholders of the Company further approved by a special resolution at the Annual Meeting the adoption by the Company of one or more newly amended and restated memorandum and articles of association to reflect the Capital Reduction and the Share Subdivision.

On April 10, 2025, the Company presented a petition to the Grand Court for confirmation of the Capital Reduction and the Share Subdivision. On May 28, 2025, the Grant Court granted the order confirming the Capital Reduction and the Share Subdivision (the “Court Order”). On May 28, 2025, the Company completed the registration with the Registrar of Companies of the Cayman Islands of the Court Order, the Annual Meeting minutes regarding the Capital Reduction and the Share Subdivision and the certificate for the Capital Reduction. On May 29, 2025, a copy of the Fourth Amended and Restated Memorandum and Articles of Association reflecting the Capital Reduction and the Share Subdivision was filed with the Cayman Islands General Registry, a copy of which is attached hereto as exhibit 3.1. The Capital Reduction and the Share Subdivision became effective on May 28, 2025. Pursuant to the Fourth Amended and Restated Memorandum and Articles, the authorized share capital of the Company now has become US$36,010,000 divided into (i) 36,000,000,000 ordinary shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each.

Exhibit No.	Description of Exhibit
3.1	Fourth Amended and Restated Memorandum and Articles of Ridgetech, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025	RIDGETECH, INC.
	By:	/s/ Ming Zhao
	Name:	Ming Zhao
	Title:	Interim Chief Executive Officer and Chief Financial Officer

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